VIA EDGAR



July 21, 2005



Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, DC  20549-0510
Mail Stop 0510

         Re:      AeroCentury Corp.
                  Form 10-KSB for fiscal year ended 12/31/2004 filed 3/11/2005 Form 10-QSB for quarter ended 3/31/2005 filed 5/12/2005
                  File No. 1-13387

Dear Branch Chief Shah:

This letter summarizes the further changes to our proposed amendments to the above-referenced filings set forth initially in our letter to you dated June 30, 2005 ("Original Response Letter"). These further changes, all relating to Note 1(f) to the Financial Statements, were discussed with examiners Tracey McCoy and June Baker in phone conversations subsequent to the filing of the Original Response Letter, the last of which occurred on July 19, 2005. Upon your clearance of these changes, we will incorporate the amendments proposed in our Original Response Letter, revised as described below, into an amended Form 10-KSB for the 2004 fiscal year, as well as an amended 10-QSB for the first quarter of 2005.

         Note 1(f). We propose that the third and fourth paragraph (including the Schedule required pursuant to Rule 12-09) shall read in its entirety as follows:

         Non-refundable maintenance reserves received by the Company are accounted for as a liability which is reduced when maintenance work is performed during the lease. At lease end, after maintenance has been performed in connection with the return conditions under the lease, the Company evaluates the adequacy of the remaining reserves for additional maintenance to be performed. At that time, any excess is recorded as income. When an aircraft is sold, any remaining non-refundable maintenance reserves are recorded as income. During the year ended December 31, 2004, $190,500 of excess reserves was included in gain on sale of aircraft and aircraft engines.


         The Company periodically reviews maintenance reserves for adequacy in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease, as well as the condition of the aircraft upon return or inspection. As a result of such review, when it is probable that the Company has incurred costs for maintenance in excess of amounts received from lessees, the Company accrues its share of costs for work to be performed. Such costs include maintenance such as engine and propeller overhauls, structural inspections and work to comply with airworthiness directives. Additions to and deductions from the Company's accruals during 2004 and 2003 for such work were as follows:

                                                                                   For the Years Ended
                                                                                      December 31,
                                                                              2004                  2003
                                                                              ----                  ----
         Additions:
           Charged to expense                                          $     774,340         $   1,857,130
           Charged to other (1)                                              275,450               405,920

         Deductions (2)                                                  (1,696,390)             (814,080)
                                                                       -------------         -------------

         Net (decrease)/increase in accrued maintenance costs,
           in excess of amounts received under the leases                  (646,600)             1,448,970

         Balance, beginning of period                                      1,675,740               226,770
                                                                       -------------         -------------

         Balance, end of period                                        $   1,029,240         $   1,675,740
                                                                       =============         =============

         (1) Amounts for uncollected maintenance reserves and a reclassification of reserves collected from lessees to the Company's own liability account.
         (2) Amounts paid for previously accrued maintenance and reversals of over-accrued maintenance.

                                                                * * * *


It is hereby acknowledged that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Toni M. Perazzo

Toni M. Perazzo
Chief Financial Officer
AeroCentury Corp.